SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number  001-14957


                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K  [ ]Form 11-K  [X]Form 20-F [ ]Form 10-Q [ ]Form N-SAR
For Period Ending:         December 31, 2000
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[ ]  Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: -----------------------
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                         Part I. Registrant Information

Full name of registrant:            TPN Holdings Plc
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Former name if applicable:

The Annexe, Empress Buildings, 380 Chester Road
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Address of principal executive office (Street and number)

Manchester, England M16 9EB United Kingdom
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City, State and Zip Code

                         Part II. Rule 12b-25(b) and (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               Part III. Narrative
         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The registrant has worked diligently to complete its Annual Report on Form 20-F. Due, however, to the inability of the registrant to timely complete its compilation of certain financial information requested by its accountants, the registrant has been unable to complete the entire Form 20-F by the required date without unreasonable effort and expense. The registrant respectfully requests a fifteen (15) day extension, pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended, in order to file its Annual Report on Form 20-F.

                           Part IV. Other Information

       (1) Name and telephone number of person to contact in regard to this notification
   Richard I. Walker, Chief Financial Officer      01144         161 772 7204
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                 (Name)                          (Area Code)  (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net loss increased in fiscal 2000 to $17,249,313 compared to a net loss of $3,323,081 in fiscal 1999. The increase in the loss was attributable to several factors, including: (i) the realignment of the registrant's Web channels development strategy and the consequent non-recognition of revenue from that source; (ii) high goodwill amortization charges resulting from the registrant's acquisitions in fiscal 1999; (iii) a goodwill write-off of the registrant's Research Sales subsidiary and the continued start-up development costs of Research Sales throughout fiscal 2000; (iv) provision made against certain of the registrant's loans receivable; and (v) a write-off of the registrant's investment in Ci4net.com, Inc.

         Revenues decreased in fiscal 2000 to $10,364,178 from $11,705,271 in fiscal 1999. This decrease was principally due to the fact that the registrant did not recognize during fiscal 2000 any revenues from Web channel development contracts, which were terminated during the period.

         Revenues were offset by increases in: (i) the cost of revenues to $11,022,874 in fiscal 2000 from $7,508,647 in fiscal 1999; (ii) research and development expenses to $810,302 in fiscal 2000 from $124,954 in fiscal 1999;
(iii) general and administrative expenses to $8,194,413 in fiscal 2000 from $4,143,116 in fiscal 1999; and (iv) depreciation and amortization charges to $5,634,882 in fiscal 2000 from $1,758,098 in fiscal 1999.

         The 1999 and 2000 financial information described above is presented in U.S. Dollars solely for the convenience of the reader and have been converted from pounds sterling to U.S. Dollars at the prevailing exchange rates of (pound)1.00 = $1.6150 as of December 31, 1999, and (pound)1.00 = $1.4935 as of
December 31, 2000, respectively. These figures are subject to final review and it is possible that certain changes may be reflected in our Report on Form 20-F when filed.


                        TPN Holdings Plc
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             (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     July 2, 2001                          By:   /s/ Richard I. Walker
     -------------------------------------      --------------------------------
                                                     Richard I. Walker
                                                     Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.